September 30, 2022

Via Edgar Only

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Janice Adeloye

Re:	Newegg Commerce, Inc.
Registration Statement on Form F-3
Filed on July 1, 2022, amended on September 30, 2022
File No. 333-265985

Dear Ms. Adeloye:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Newegg Commerce, Inc. (the “Registrant”). Having been advised that the Commission has no comments to the Registrant’s Form F-3 Registration Statement (File No. 333-265985), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Tuesday, October 4, 2022 after close of the NASDAQ stock market trading at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Robert Chang
Robert Chang, Chief Financial Officer